MAIL STOP 05-11


December 30, 2004

Mr. Bryan Klinger, President
Q Matrix, Inc.
475 Aviation Boulevard
Suite 100
Santa Rosa, California  95043

      Re: 	Q Matrix, Inc.
  Registration Statement on Form SB-2
  File No. 333-120688
  Filed November 23, 2004

Dear Mr. Klinger:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please provide pricing information on the front cover of the prospectus. If a fixed price has yet to be determined, please note that Item 501(a)(8) of Regulation S-B requires that there be a bona fide estimate of the range of the maximum offering price.

2. Please provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus as set forth in Item
502(b)
of Regulation S-B.


Prospectus Summary, page 2

3. Revise the introductory paragraph to indicate that you are describing the key or most significant aspects of the offering.
Likewise, indicate in the introductory paragraph of "Risk Factors" that you are discussing all material risks in that section.

4. Please include summary financial information in this section.
Indicate as well that your auditors have expressed substantial doubt as to your ability to continue as a going concern.

5. We note that you have agreed to pay the expenses related to this offering. Please disclose the amount of these expenses both here and in the Plan of Distribution section.

Risk Factors, page 3

6. You should present as risk factors only those factors that represent a material risk to investors in this offering. Some of your risk factors appear generic and could apply to any company within your industry as well as other industries. We note, in particular, risk factors 5 and 9. Please revise this risk factor to clearly reflect the specific material risk to your company and your investors.

7. In most of your risk factor subheadings, you allude to a risk but do not clearly state the material risk to investors. Generally, the subheading should clearly state the particular risk and the consequences that may result if that risk should occur. In addition, stating in the subheading that the risk may "adversely affect" your business or have an "adverse" effect on operations does not adequately address the material risk to investors. Revise your subheadings to present the risks you are addressing in concrete terms. For example, we note that risk factors 1-5 and 7-11 do not clearly state the risks and potential consequences to an investor and should be revised accordingly.

8. Please avoid the broad conclusion you reach in many of your risk factor narratives that the risk would have a material adverse affect on your business or operations or that your financial condition could be materially adversely affected. Instead, replace this language with specific disclosure of how your business and operations in particular would be affected. See, for example, risk factors 3, 4,
6, 7, 8 and 10.

9. Please disclose the number of claims that have been filed against you as referenced in risk factor 3 and the amount of the various judgments sought. Update as to the status of these. You state that you believe you can settle these matters without adversely affecting your operations. Provide the basis for this belief.

10. We note reference to "required funds" in risk factor 5.
Please
disclose the amount of funds you will require.

11. We note the reference to "required funds" in risk factor 5.
Please disclose the amount of
Funds the company will require to conduct its operations for the next
12 months.  See Item 303 Reg. S-B.

12. Please advise supplementally the reason Xerox Corporation will no longer market your service agreements to their customers and why there is no assurance why Xerox will continue to do business with the company in the future.

13. Given that you will need to raise additional funding, please include a risk factor addressing the dilutive affects this will have on new and existing shareholders should you raise this funding through the issuance of your securities.

14. We note the disclosure in risk factor 1, that we do not believe we can achieve profitability until we obtain additional financing and start acquiring other companies. Given the financial condition of this company please explain in detail your specific business plan and the means in which the company can make such acquisitions. In addition, please disclose if there are any preliminary agreements or understandings with respect to any acquisitions.

15. Please fully explain in detail this change in business strategy in the management discussion and analysis and elsewhere as appropriate. Upon receipt we may have additional comments.

16. Given the recent change in business strategy, please provide by supplemental letter an analysis as to why Rule 419 does not apply.


  Management`s Discussion and Analysis, page 7

Overview

17. The purpose of an "Overview" subheading is to provide investors with an executive level introduction of Q Matrix, Inc. and the matters with which management is concerned primarily in evaluating the company`s financial condition and operating results. As such, a good introduction would include the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns revenue and income; the identity of the company`s primary business lines, location(s) of operations, and principal products and services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. In providing this information, it is important that it not merely duplicate what may be in other parts of the MD&A section or in the Business section of the prospectus. In this regard, consider supplementing this "Overview" section to include an introduction of the industry-wide factors that management views as most relevant to the company. Discuss the company`s various operating segments and briefly discuss how each segment generates revenues for the company and the primary services and product lines offered by each. In doing so, discuss the various contract arrangements and terms offered by the company to clients and the financial impact that each type has had on your results of operations. Finally, and to the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. This latter point seems especially significant given the company`s recent transition to remanufactured toner cartridges, your proposed distribution network, your proposed acquisition strategy and your apparent difficulty in raising cash. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to:
http://www.sec.gov/rules/interp/33-8350.htm. See also, Item 303 of
Regulation S-B.

Results of Operations

18. Please revise to describe your "roll-up" acquisition strategy and the potential impact this may have on your results of operations and financial position. Discuss whether any acquisitions are probable.
Please note that financial statements are required to be filed in the registration statement for acquisitions that are probable and significant. Refer to Item 310(c) of Regulation S-B.

19. Please revise to describe clearly the specific nature of your revenue-generating activities. As indicated below in our financial statement comments, it is not clear if you are the primary obligor in your service and product arrangements or if you are functioning as an agent for third-party service providers or product vendors.

20. Please revise to discuss service revenue separately from product sales and the related cost of services and cost of products sold. Discuss service margins and product sale margins separately as well if material to an understanding of the business as a whole.

21. Please revise to explain why annual service contracts have not been renewed in light of your disclosure that many long-time customers continue to request service. Discuss also the reasons for the "continued erosion" of the service contract business and why you opted to switch to the toner segment of the market.

22. Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts, as required in Financial Reporting Codification Section
501.04.

23. Expand to discuss the changes in material components of general and administrative expenses.

      Comparison of Year Ended 12/31/2003 to Year Ended 12/31/2002

24. Please explain the reason for the $500,000 drop in annualized service contracts. We note that there were $1.4 million of contracts in force as of December 31, 2003. Please compare this amount to 2002.

25. We note that many of the annual service contracts are not being renewed. Please explain the reason for this.

26. Please identify the high profit margin customer that was lost in mid 2002 and the reason for the loss.


27. Please explain the reason the drop in selling, general and administrative expenses for 2003. Discuss Sales and Marketing expense separate from General and Administrative expense.

28. Please explain the statement that management is "confident that the remaining staff represents the core the Q Matrix competency."

Comparison of the Nine Months Ended 9/30/2003 to the Nine Months
Ended 9/30/2004

29. As appropriate, please incorporate here your responses to the above comments for the Year Ended 12/31/2003 and 12/31/2002.

30. In the first paragraph of this subheading, you state
"[o]perating
results for the nine months ended September 30, 2004 continued to reflect the necessary changes in our operations as we prepare to pursue the `roll-up` acquisition strategy...."  Please elaborate on
this statement and define "roll-up."

31. We note the decrease in revenues attributable "to the loss of a few large customers and the continued erosion of [y]our service contract business." Please identify these customers, the percentage impact the loss of their business has had, and the reason for the continued erosion in this aspect of your business.

32. We note your decision to terminate a large, but unprofitable customer relationship. Please identify this customer, the reason you terminated the relationship and quantify the impact this will have.

33. We note that the loss of $189,086 excludes the write-off and fees associated with preparing this registration statement. Disclose the extent of the loss including these amounts.

34. Please elaborate on the last sentence beginning with "We have maintained key customer relationships...."

35. Please include a comparison of Sales and Marketing and General and Administrative expenses.

Liquidity and Capital Resources

36. Please disclose the amount of cash on hand as of the most recent practicable date.

37. Please allocate the amounts necessary over the next 12 months to cover all budgeted expenses deemed material. Discuss the anticipated milestones in implementing your plan of operation and the time frame for beginning and completing each.

38. Please identify the major customer that had excessive service costs and quantify the amount of these costs and their impact on liquidity and cash flows.

39. We note your disclosure describing that a major customer had excessive unanticipated costs associated with a very large contract.
Revise to explain the reasons for these costs, explain the facts and circumstances surrounding the $136,000 write-off of all or part of this customer`s receivable. Be sure to explain why the "excessive unanticipated" costs were limited to this one customer and did not extend to other customers.

40. Please identify your Preferred Service Providers and fully discuss all debts owed by the company. Such disclosure would include the identify of the parties, the principal amounts outstanding, time to maturity, interest rates and all efforts undertaken or planned to satisfy payment obligations. File all notes as exhibits.


Summary of Cash Flows, page 9

41. Explain the reasons for the significant changes in current assets and liabilities, such as accounts payable, accounts receivable and deferred revenue.

Business, page 10

	Overview

42. Include a discussion of the business development for the company and its predecessor(s), including the identity of all promoters, control persons and affiliates and the dates and places of incorporation. See Item 101(a)(3) of Regulation S-B.

43. In the fifth paragraph, you state, "We believe we are uniquely positioned to service and support customers on a nationwide basis...."  Please provide the basis for this belief.  In
addition,
explain the rationale behind this statement given your transition to the remanufactured toner market and apparent move away from service and support contracts.

44. Under "Re-Manufactured Toner Cartridges" on page 11, please identify your selected re-manufactures and indicate the availability of re-manufactured cartridges from sources other than those you have identified.

Competition

45. Please indicate your competitive position in the industry as required by Item 101(b)(4) of Regulation S-B.

46. Either substantiate or delete your statement that "no other company is as well positioned to accomplish [the] roll-up strategy" as you.

Proposed Acquisition Strategy

47. Please explain the basis for your statement that "management believes that there is practically no existing exit strategy for
75%
of companies in the market."

Legal Proceedings

48. Please disclose the payment dates for the $50,000 settlements. File the settlement agreements as exhibits.

Intellectual Property

49. Please describe and list all intellectual property rights as required by Item 101(b) (7) of Regulation S-B.

Research and Development [new heading]

50. Please provide the disclosure required by Item 101(b) (10) of Regulation S-B regarding research and development.

Management, page 16

	Executive Officers and Directors

51. If any of your officers do not anticipate devoting all of their time to company business, please disclose in percentage terms the amount of time they will contribute. In this regard, we note that certain officers are also engaged in outside endeavors.

52. For each director holding outside directorships, please indicate those companies that are "reporting companies." See Item
401(a)(5)
of Regulation S-B.

Executive Compensation, page 19

53. Under "Option/SAR Grants in Last Fiscal Year," please explain the column headings "5%($)" and "10%($)."

54. Under "Employment Arrangements" on page 20, we note that certain officers will receive compensation adjustments upon completion of an equity offering. Please clarify whether "equity offering" refers to a primary offering by the company. In addition, please disclose that
Mr. Klinger will receive a $40,000 signing bonus once a PIPE offering has been completed.

Security Ownership of Certain Beneficial Owners and Management,
page
22

55. Please provide the beneficial ownership amounts as of the most recent practicable date. See Item 403(b) of Regulation S-B.

56. Please update the tabular information to the latest practicable date.



Certain Transactions, page 24

57. Please provide the disclosure required by Item 404(d) of Regulation S-B.

Selling Security Holders, page 27

58. Please indicate if any of your selling shareholders in this prospectus are broker-dealers or affiliates of broker-dealers. Please include a representation, if true, that each affiliate of a broker-dealer, 1) purchased your securities in the ordinary course of business; and 2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide this representation, please advise.

59. Please describe any material relationships the selling shareholder has had with company or any other predecessor or affiliates within the past 3 years. See Item 506 of Regulation S-B.

Plan of Distribution, page 26

60. Briefly discuss the requirements and limitations imposed by Regulation M.

Description of Securities, page 31

61. The statement that any common stock offered will be "fully paid and non-assessable" is a legal conclusion that you are not qualified to make. Either attribute this statement to counsel and file counsel`s consent to be named in this section, or delete it.

62. As appropriate, please include disclosure regarding your status as a "penny stock" and describe the implications and requirements as such.

Disclosure of Commission Position on Indemnification for
Securities
Act Liabilities [new heading]

63. Please provide the disclosure required by Item 510 of Regulation
S-B.


Financial Statement Comments

Statements of Operations, F-3

64. Disclose service revenues separately from product sales and segregate the related cost of sales also.


65. We note that the total number of shares outstanding as of December 31, 2003 is identical to the weighted average number of shares outstanding for both 2002 and 2003. This does not appear to be appropriate given the activity that occurred during 2003 (conversions of preferred stock to common stock). The pro forma numbers that you have presented, i.e., as if the preferred stock had been converted on January 1, 2002, does not comply with the requirements of SFAS 128. Please revise to present the actual historical number of weighted average shares outstanding for both 2002 and 2003 and recalculate historical loss per share.

66. Disclose the significant components of General and Administrative
Expense on the face of the statement of operations or in a note thereto.

Statement of Stockholders` Deficit, F-4

67. We noted that 24,888 shares of common stock were purchased in 2002 in conjunction with the exercise of stock options. We do not see this transaction reported within the option roll-forward in Note
1 (F-8).  Please reconcile and revise.

Statement of Cash Flows, F-5

68. Please revise to present the provision for doubtful accounts, on a gross basis, as an adjustment in the reconciliation of net loss to cash flows used in operations.

69. Please provide disclosure of all non-cash activity in a supplemental schedule of the statement of cash flows or within the notes to the financial statements for all periods presented, as required by SFAS 95.

Notes to Financial Statements

General

70. Please disclose your policy for determining the allowance for doubtful accounts. Consider adding disclosure to clarify that your receivables are recorded at their net realizable value, and confirm to us that this is the case.

71. Please disclose your policy for cash and equivalents.

Note 1. Summary of Significant Accounting Policies:

Fair Value of Financial Instruments, F-6

72. We note your disclosure that your capital leases approximate fair value. Please tell us supplementally where the capital leases are recorded within the accompanying balance sheet. In addition, please provide disclosure of the related capital leases as required by SFAS
13.

Revenue Recognition, F-7

73. The disclosures in the Business section suggest that instead of
assuming responsibility as the primary obligor under the service contracts, you may only be offering services that are actually provided by third-party service providers. Explain supplementally who (you or the Preferred Service Provider or other provider) is primarily responsible for providing the service requested by the customer. Explain the compensation arrangement between you and the service provider, e.g., who determines the amount of the fee to be charged to the customer, and how the fee is split between you and the service provider. Explain the terms of the unwritten "mutual understanding" between you and the Preferred Service Providers with respect to service levels and cost. Supplementally address each indicator of both gross and net reporting as set forth in EITF 99-19 and explain how you analyzed the consensus in concluding that revenue should be reported on a gross basis. We may have further comment upon review of your response.

74. Please also address each indicator of both gross and net reporting as set forth in EITF 99-19 with respect to sales of re-manufactured toner cartridge and explain how you analyzed the consensus in concluding that product sales should be reported on a gross basis.

75. Assuming gross reporting is the correct method of accounting for
your contracts, your disclosures in the Critical Accounting
Policies
section of Management`s Discussion and Analysis suggest that you are
using construction contract accounting as contemplated by SOP 81-1 to
account for your service contracts. Please note that service transactions are beyond the scope of SOP 81-1 and that SAB 104 is the appropriate literature that governs your method of revenue recognition. We note that the initial entry for the service contract occurs prior to the contract being billable, or prior to you having
an unconditional right to receive cash.  Accordingly, it appears that
you should not record any revenue (deferred or recognized) until all
of the applicable guidance of the SAB are met. Specifically, no entry should be made prior to the contract becoming billable.
Your
accounting for the costs incurred under the service contracts is also
suggestive of contract accounting. Please revise your financial statements to recognize all revenue in accordance with SAB 104 and all costs in a manner that does not employ the guidance of SOP 81-1 or furnish a sufficient detailed analysis of why you believe your accounting is appropriate. Please also discuss how customer cancellation rights are handled with respect to revenue recognition.

76. Please expand your disclosure to describe each of the Company`s significant revenue generating activities and policy for recognizing revenue for each activity. For example, we note your disclosure within the prospectus that the Company generates revenue from various sources, including service and maintenance contracts and selling re-manufactured toner cartridges.

77. We noted your disclosure under Business Strategy (page 12 and
13)
that you price the toner cartridges slightly higher to include service and repair on the printer. Please tell us supplementally if you have considered the guidance of EITF 00-21, and how this has affected your revenue recognition. Please quantify amounts in your supplemental response when possible.

Stock-Based Compensation, F-7

78. We note that you granted options in 2003 to purchase 175,000 shares of common stock. Please disclose the assumptions used for determining the fair value. Please refer to SFAS 123.

Earnings Per Share, F-8

79. We note your disclosure that the Company had options to purchase shares of common stock of 7,315,264. Yet, we note in your option roll-forward that there were only options outstanding to purchase 758,933 share of common stock. Please reconcile and revise.

Segment, F-9

80. Please explain to us supplementally the basis for your conclusion that you operate in only one reportable segment. It would appear that your service and maintenance contracts business should be a separate segment from the sale of re-manufactured toner cartridges business. Please provide to us your analysis under SFAS 131 of the reporting segments in which you operate.

Note 9. Preferred Stock and Common Stock, F-15

81. We note your disclosure that the preferred shareholders converted
1,920,685 shares of preferred series B into common stock; however, you reported in the statement of stockholders` deficit (F-4) that 1,185,608 shares of preferred series B were converted into common stock. We also note your disclosure that the total number of shares of common stock issued pursuant to the conversion of preferred stock was 2,295,685; however, we note that you reported in the statement of stockholders` deficit that the total number of common shares issued was 2,528,185. Please reconcile and revise.

Note 11-Contingencies and Commitments, F-15

82. Your disclosure suggests that the litigation will have a material effect upon financial condition and cash flows. Revise the first sentence of this note to provide management`s assessment of the outcome of litigation in terms of the financial statements taken as a whole.

Interim Financial Statements

General

83. Please revise the interim financial statements to conform to any changes made in the annual financial statements as a result of our comments.


Statements of Cash Flow, F-19

84. Disclose the cash overdraft as a financing activity. We note that it is included in accounts payable.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Basis of Presentation, F-20

85. Unaudited financial statements that are included in documents filed with the Commission must include all adjustments, which in the opinion of management, are necessary in order to make the financial statements not misleading. An affirmative statement that the financial statements have been so adjusted must be provided. Refer to
Instruction 2 to Item 310(b) of Regulation S-B.  Please revise.

Note 6. Convertible Notes Payable, Related Parties, F-23

86. Please disclose the exercise price and the methodology and assumptions used in determining the fair value of the warrants granted in connection with the convertible notes.

87. We note your disclosure "Disclose the assumptions used, here or in note 7". Please revise to clarify what you mean by this disclosure or delete.

Other Regulatory

88. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountants in any amendments.


Part II

Item 26.  Recent Sales of Unregistered Securities

89. Please disclose all of the facts supporting the availability of
Rule 506 and/or Section 4(2) of the Securities Act in each of the private placement offerings. In this regard, please address the information requirements and the manner of offering requirements of
Rule 506, which prohibit general solicitation or general advertising.

90. Please disclose the business purpose of the loans to the company in February 2003, from Daniel J. Brinker, Dr. Daniel F. OKeeffe and
Lynn Brinker.


91. Please specify the exemption relied upon for the issuance of common stock to Hanover Capital in August 2003. Please disclose the facts supporting the availability of the exemption.

92. Please specify the exemption relied upon for the issuance and exchange of the notes in July 2004. Please disclose the facts supporting the availability of the exemption.

93. Please disclose the total number of units issued during the period from July to October 2004.

94. We note references throughout the prospectus of your intention to
engage in a PIPE offering in the future.  Supplementally advise how
you propose to effect a valid section 4(2) private placement given that section`s prohibition on general solicitation and general advertising. Please be advised that the staff deems the filing of this registration statement to commence a public offering of your securities, which may raise general solicitation concerns with
respect to a private placement.   In addition, please advise when
you
intend to offer shares privately in anticipation of your PIPE offering. In this regard, please confirm your awareness of the 5 integration factors set forth in the Note to Rule 502 and provide the staff a written legal analysis explaining how these factors will impact your proposed section 4(2) private placement given the continuing nature of this registration statement. Finally, please confirm your intention not to use this prospectus in any future private placements.

95. It is noted that Q Matrix has agreed to pay Spence Edwards, Inc.
a registered broker-dealer, a commission equal to 10% of the amount raised in the private offering. Please file such agreement as an exhibit.

Item 27.  Exhibits

96. Revise your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.

97. Exhibit 10.3 is not signed. Please file a validly executed agreement or advise.

98. Please file the Subscription Agreement and Investment Letter pursuant to which the notes and warrants were issued.

99. Reference is made to exhibit 10.8. Supplementally advise who "BRAM" is and disclose in the prospectus as necessary.

Item 28.  Undertakings

100. Please provide the complete undertaking required by Item
512(a)(1)(ii) of Regulation SB.


Signatures

101. Please include the signature of the principal accounting officer.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the financial statements may be directed to Vernon Moore at (202) 824-5399. Questions on other disclosure issues may be directed to William Bennett at (202) 942-0135.


							Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies

cc:	James P. Beck, Esq.
	Fax: (303) 893-2882


??

??

??

??

Q Matrix, Inc.
Page 15